SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation announces its un-audited, preliminary financial results for the nine-month periods ended September 30, 2006 as attached hereto.

Attached

Unaudited, preliminary non-consolidated statement of income of Korea Electric Power Corporation for the nine-month periods ended September 30, 2005 and 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kwang-Choong
Name:	Kim, Kwang-Choong
Title:	Treasurer

Date: November 2, 2006

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the nine months ended September 30, 2005 and 2006 as attached hereto (the "Information") has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of and for the nine months ended September 30, 2006, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes. The results of operations of KEPCO for the first nine months of 2006 are not necessarily indicative of the results of operations of KEPCO for the full year of 2006.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

For the Nine-month periods ended September 30, 2005 and 2006

(Unit : in billions of Korean Won)	3Q 2006	3Q 2005	Change
Operating revenues:	20,418	18,891	8.1%

Sale of electric power	20,263	18,632	8.8%
Other electric business	139	170	-18.3%
Other business	16	88	-82.2%

Operating expenses:	18,998	17,080	11.2%

Purchased power	15,114	13,397	12.8%
Fuel	26	22	22.3%
Maintenance	631	501	25.8%
Depreciation	1,370	1,352	1.4%
Other	1,838	1,717	4.0%
Other business	20	91	-77.5%

Operating income	1,419	1,811	-21.6%

Non-operating income:	1,854	2,143	-13.5%

Gain on foreign currency transactions and translation	195	144	35.4%
Investment income from affiliates	1,444	1,644	-12.2%
Other	215	355	-39.5%

Non-operating expenses:	608	590	3.0%

Interest expenses	409	357	14.6%
Loss on foreign currency transactions and translation	3	11	-72.7%
Investment loss from affiliates	38	21	85.5%
Other	158	202	-21.7%

Earnings before taxes	2,665	3,364	-20.8%

Provision for income taxes	567	777	-27.0%

Net income	2,098	2,587	-18.9%